EXHIBIT 99.2

GOLD STANDARD FINDS NORTHERN EXTENSION OF NORTH BULLION HIGH GRADE DEPOSIT

New Core Drilling Intersects 5.3m Of 7.02g Au/T Within 19.8m Of 4.40g Au/T In  Railroad District, Carlin Trend Nevada*

January 23, 2017 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announced today that 2016 drilling has extended the North Bullion gold system 180 meters to the north of previous drill holes on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.

Four more core holes were completed in the 2016 program at North Bullion. Drill hole RR16-05 returned 19.8m of 4.40 grams gold per tonne (g Au/t) which includes a higher grade interval of 5.3m of 7.02 g Au/t. This result follows RR16-01 (announced on August 30, 2016) which intersected 65.6m of 3.17 grams gold per tonne (g Au/t) including a higher grade interval of 8.5m of 11.16 g Au/t located west-northwest of previous drilling.  (Please click the following link to view North Bullion plan and section maps: https://goldstandardv.com/lp/north-bullion-jan2017-results).

The primary objective of the 2016 North Bullion drill program was to test for extensions of the Lower Breccia Zone to the west-northwest and north.  With RR16-01 and RR16-05, both orientations have proved to be successful. West-northwest and north-striking structural zones are an important control for gold mineralization throughout the Carlin Trend.  The Saddle (780,000 oz @ 19.6 g Au/t) and Tess (1.5 Moz @ 12.7 g Au/t) deposits occur along the west-northwest-striking Rain fault, located just 7 km to the north of the North Bullion deposit (Longo, et al., NBMG Bulletin 111, 2002). North Bullion exhibits all the classic characteristics of large, high-grade collapse breccia hosted gold deposits on the Carlin Trend. Unlike GSV’s Dark Star and Pinion deposits which are highly oxidized, gold-bearing rock at North Bullion is refractory in nature but the additional cost of processing this material is commonly offset elsewhere on the Carlin Trend by increased grade.

A more cost-effective approach to drilling North Bullion was developed using reverse-circulation (RC) rigs to drill and case holes (so-called pre-collars) to depths immediately above the target before switching to a core rig to complete the hole through the mineralized zone. This approach proved effective in the 2016 drill program as the Company successfully prepared 10 pre-collars at its Railroad-Pinion Project of which 6 have been completed with core to date.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “We had tremendous results at North Bullion this year, intersecting high-grade gold in both our west-northwest and north trending targets while substantially lowering our drill costs.  With this isolated, high-grade intercept in RR16-05, it looks like we have found a new extension of the gold system, well north of previous drill holes. Once again, we have demonstrated the potential for a North Carlin-style big system in the Railroad-Pinion district.  We are looking forward to following up on these results with a larger exploration program at North Bullion in 2017.”

Key Highlights

•
RR16-05 intersected 5.3m of 7.02g Au/t within a thicker zone of 19.8m of 4.40g Au/t.  This intercept is approximately 180 meters north of the existing drill pattern (Please click the following link to view plan and section maps:. https://goldstandardv.com/lp/north-bullion-jan2017-results).  Mineralization is hosted in multilithic collapse breccia (mlbx) developed at the top of the Devils Gate Formation.  The mlbx host is sandwiched between a series of bedding-parallel dacite sills in the footwall of northeast-striking faults.  RR16-05 is the northernmost hole completed to date at North Bullion and this mineralization represents an important, high-grade, open extension to the North Bullion discovery.

•
RR16-04 intersected thin intervals of gold mineralization hosted in tectonic breccia approximately 145 meters west-northwest of the intercept in RR16-01 of 65.6m of 3.17g Au/t (see August 30, 2016 news release).  At this location, the favorable multilithic collapse breccia was not present due to the structural omission of the host stratigraphic section (“a fault gap”) across a northeast-striking fault zone. RR16-06 also appears to have intersected a fault gap in the stratigraphic section, in the hanging wall of northeast-striking faults.

•
RR16-07 has been pre-collared to a depth of 353.7m.  The core tail will be completed in 2017 to test for further higher-grade extensions to gold mineralization along the favorable west-northwest-striking structural corridor.

North Bullion drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
RR16-03	Core		-90	376.5	No intercepts >0.30 g Au/t
RR16-04	Core		-90	521.0	376.2 – 377.6	1.4	1.01
					497.9 – 500.6	2.7	0.33
					507.3 – 511.6	4.3	0.78
RR16-05	Core	0	-65	590.2	404.9 – 408.0	3.1	0.38
Including					447.1 – 466.9	19.8	4.40
					461.6 – 466.9	5.3	7.02
RR16-06	Core	270	-75	600.2	482.6 – 488.2	5.6	0.69
RR16-07	RC	0	-85		RC precollar completed - core tail to be completed in 2017
*Gold intervals reported in the above table are based on a 0.30 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 80-100% of drilled thicknesses.  In general, the gold distribution within these large, complex breccias will require additional drilling to confirm true widths.

Jonathan Awde, CEO and Director of Gold Standard commented: “Last year, our drill program successfully expanded all four gold deposits on our Railroad-Pinion Project—Pinion, Dark Star, North Dark Star and North Bullion. Of these, North Bullion is the most technically challenging but this style of deposit in the Carlin Trend is potentially very rewarding because of its size and grade potential. The vibrant, high-grade gold mineralization in RR16-05 could potentially be the beginnings of a new high-grade zone well north of the original North Bullion discovery.  We continue to believe that we are in the early stages of exploring one of the prolific high-grade, collapse breccia-hosted deposits on the Carlin Trend and it will continue to be an important part of our exploration focus in 2017.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the remaining material retained in the original core box.  A blank or certified reference material was inserted approximately every tenth sample.  The North Bullion core samples were delivered to ALS Minerals preparation facility in Elko, NV where they were crushed and pulverized.   Resulting sample pulps were shipped to ALS Minerals certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30 gram split. All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com